UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

China Sunergy Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
American Depositary Shares, each representing 18 Ordinary Shares

(Title of Class of Securities)

G84381 105

 (CUSIP Number)

Mr. Tingxiu Lu
No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone
Nanjing, Jiangsu 211100, People’s Republic of China
(86-25) 5276 6666

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 6, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G84381 105

1	NAMES OF REPORTING PERSONS:

Virtue Deep Limited
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) o

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,907,000 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,907,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,907,000 ordinary shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

o

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1) See item 5 below.

(2) Based on the 267,287,253 Ordinary Shares outstanding as of June 3, 2014.

CUSIP No. G84381 105

1	NAMES OF REPORTING PERSONS:

Han Lu
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) o

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,907,000 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,907,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,907,000 ordinary shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

o

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) See item 5 below.

(2) Based on the 267,287,253 Ordinary Shares outstanding as of June 3, 2014.

CUSIP No. G84381 105

1	NAMES OF REPORTING PERSONS:

Elite Shine Group Limited
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) o

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		70,497,252 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,907,000 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		70,497,252 (1)

WITH	10	SHARED DISPOSITIVE POWER:

2,907,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

73,404,252 ordinary shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

o

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

27.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1) See item 5 below.

(2) Based on the 267,287,253 Ordinary Shares outstanding as of June 3, 2014

CUSIP No. G84381 105

1	NAMES OF REPORTING PERSONS:

Tingxiu Lu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) o

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		70,497,252 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,907,000 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		70,497,252 (1)

WITH	10	SHARED DISPOSITIVE POWER:

2,907,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

73,404,252 ordinary shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

o

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

27.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) See item 5 below.

(2) Based on the 267,287,253 Ordinary Shares outstanding as of June 3, 2014.

Introductory Note:

This amendment No. 3 to Statement on Schedule 13D (the “Amendment No. 3”) is being jointly filed by Virtue Deep Limited, Mr. Han Lu, Elite Shine Group Limited and Mr. Tingxiu Lu (collectively, the “Reporting Persons”) with respect to their current direct or indirect beneficial ownership of shares of China Sunergy Co., Ltd., a Cayman Islands company (the “Issuer”). This Amendment No. 3 amends and supplements the initial statement on Schedule 13D jointly filed by Elite Shine Group Limited and Mr. Tingxiu Lu with the Securities and Exchange Commission on October 3, 2011, Amendment No. 1 to Statement on Schedule 13D jointly filed by the Elite Shine Group Limited and Mr. Tingxiu Lu with the Securities and Exchange Commission on June 29, 2012, and Amendment No. 2 to Statement on Schedule 13D jointly filed by Reporting Persons with the Securities and Exchange Commission on October 2, 2012 (the “Original Schedule 13D”). Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Original Schedule 13D.

The Reporting Persons have determined that they were not eligible to file with the Securities and Exchange Commission on February 10, 2012, a Statement on Schedule 13G. Although the disclosures made by the Reporting Person in such filing are correct as of such date, such filing should not be relied upon.

Item 1. Security and issuer

Item 1 of the Original Schedule 13D is hereby amended in its entirety by the following:

This Amendment No. 3 relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) and American depositary shares (the “ADSs”), each representing 18 Ordinary Shares, of the Issuer. The address of the Issuer is No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China. The Amendment No.3 is being jointly filed by Virtue Deep Limited, Mr. Han Lu, Elite Shine Group Limited and Mr. Mr. Tingxiu Lu to disclose their current direct or indirect beneficial ownership of the Issuer’s Ordinary Shares.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Elite Shine Group Limited (the “Seller”) entered into a share purchase agreement (the “New Share Purchase Agreement”) dated as of June 3, 2014, with Integrated Global Power Limited, a company incorporated under the laws of Marshall Islands (the” Purchaser”), pursuant to which the Purchaser will acquire 3,905,982 Ordinary Shares of the Company with an aggregate consideration of approximately $1.13 million or approximately $0.2889 per Ordinary Share. A copy of the New Share Purchase agreement is attached hereto as Exhibit 99.3 and incorporated herein by reference.

During the period from September 17, 2012 to September 28, 2012, Virtue Deep Limited purchased an aggregate of 161,500 ADSs, representing 2,907,000 Ordinary Shares of the Issuer, from the open market, for an aggregate purchase price of approximately $0.2 million. The purchases were funded partly by Mr. Han Lu’s personal funds and partly by a loan from Ms. Au Yeung So Chun, a friend of Mr. Han Lu. There is no agreement with respect to the loan.

During the period from September 13, 2011 to September 30, 2011, Elite Shine Group Limited purchased an aggregate of 2,320,541 ADSs representing 13,923,246 Ordinary Shares of the Issuer, from the open market (the “Purchased Shares”), for an aggregate purchase price of approximately $2.95 million. The purchases were funded by Mr. Tingxiu Lu’s personal funds.

Elite Shine Group Limited entered into a share purchase agreement (the “Share Purchase Agreement”) dated as of September 29, 2011, with Smooth King Investment Limited, a British Virgin Islands company wholly owned by Ms. Yingchun Huang, a citizen of the People’s Republic of China, pursuant to which Elite Shine Group Limited acquired 21,295,800 Ordinary Shares of the Company with an aggregate consideration of approximately $3.83 million or approximately $0.18 per ordinary share. The purchases were funded by Mr. Tingxiu Lu’s personal funds. A copy of the Share Purchase agreement is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 4. Purpose of transaction

Item 4 of the Original Schedule 13D is hereby amended in its entirety by the following:

The Reporting Person disposed of the Ordinary Shares as described in Item 3 in connection with the New Share Purchase Agreement, dated June 3, 2014 by and between the Seller, and the Purchaser. The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in securities of the issuer

Paragraphs (a)-(c) of Item 5 of the Original Schedule 13D is hereby amended in its entirety by the following:

(a)–(c) Virtue Deep Limited is the beneficial owner of 2,907,000 Ordinary Shares (including 161,500 ADSs, each representing 18 Ordinary Shares) of the Issuer. Mr. Han Lu is the sole shareholder of Virtue Deep Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Han Lu may be deemed to beneficially own all of the shares held by Virtue Deep Limited.

Elite Shine Group Limited is the beneficial owner of 70,497,252 Ordinary Shares (including 56,574,018 Ordinary Shares and 773,513 ADSs, each representing 18 Ordinary Shares) of the Issuer. Mr. Tingxiu Lu is the sole shareholder of Elite Shine Group Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Tingxiu Lu may be deemed to beneficially own all of the shares held by Elite Shine Group Limited.

Mr. Tingxiu Lu is the sole shareholder of Elite Shine Group Limited and is the father of Mr. Han Lu, and they will vote and dispose the shares owned in concert, as a result of the foregoing facts, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC. The aggregate number of Ordinary Shares that would be deemed beneficially owned collectively by the Reporting Persons, based on available information, is 70,497,252, which represents approximately 27.5% of the shares of issued and outstanding as reported to the Reporting Persons by the Issuer.

The following information with respect to the ownership of Ordinary Shares of the Issuer by each of the Reporting Persons is provided as of June 3, 2014:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Virtue Deep Limited	2,907,000 Ordinary Shares	1.1%	0	2,907,000 Ordinary Shares	0	2,907,000 Ordinary Shares
Mr. Han Lu	2,907,000 Ordinary Shares	1.1%	0	2,907,000 Ordinary Shares	0	2,907,000 Ordinary Shares
Elite Shine Group Limited	73,404,252 Ordinary Shares	27.5%	70,497,252 Ordinary Shares	2,907,000 Ordinary Shares	70,497,252 Ordinary Shares	2,907,000 Ordinary Shares
Mr. Tingxiu Lu	73,404,252 Ordinary Shares	27.5%	70,497,252 Ordinary Shares	2,907,000 Ordinary Shares	70,497,252 Ordinary Shares	2,907,000 Ordinary Shares

Other than the transaction described in Item 3 and Item 5(c) above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons
Exhibit 99.2	Share Purchase Agreement by Mr. Tingxiu Lu and Elite Shine Group Limited (incorporated herein by reference to Exhibit 99.2 to the initial Statement on Schedule 13D jointly filed by Elite Shine Group Limited and Mr. Tingxiu Lu on October 3, 2011).
Exhibit 99.3	New Share Purchase Agreement by Elite Shine Group Limited and Integrated Global Power Limited.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2014

Virtue Deep Limited	/s/ Han Lu
Name: Han Lu
Title: Director
Mr. Han Lu	/s/ Han Lu
Name: Han Lu
Elite Shine Group Limited	/s/ Tingxiu Lu
Name: Tingxiu Lu
Title: Director
Mr. Tingxiu Lu	/s/ Tingxiu Lu
Name: Tingxiu Lu

LIST OF EXHIBITS

Exhibit No.	Description
Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons
Exhibit 99.2	Share Purchase Agreement by Mr. Tingxiu Lu and Elite Shine Group Limited (incorporated herein by reference to Exhibit 99.2 to the initial Statement on Schedule 13D jointly filed by Elite Shine Group Limited and Mr. Tingxiu Lu on October 3, 2011).
Exhibit 99.3	New Share Purchase Agreement by Elite Shine Group Limited and Integrated Global Power Limited.